UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Credit Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Mountainview Road, Suite 115
                               (No. and Street)

Upper Saddle River   NJ   07458
        (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzer 678-525-0992

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
                               (Name – if individual, state last, first, middle name)

3535 Roswell Rd Suite 32   Marietta   GA   30062
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Vincent Priolo _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Credit Partners, LLC _____, as of December 31 _____, 20 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____



_____
Signature

President

_____
Title



SP^HOS DALLAS
Notar .olic
State of Jersey
My Commission Expires Mar 10, 202?

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CREDIT PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Credit Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Credit Partners, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Global Credit Partners, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Global Credit Partners, LLC's management. Our responsibility is to express an opinion on Global Credit Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Global Credit Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 24, 2020

GLOBAL CREDIT PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	328,880
Deposits with clearing organization		200,579
Commissions receivable		129,144
Prepaid expenses		37,298
Office furniture and equipment, net of accumulated depreciation of $148,300		1,117
Operating lease right-of-use		9,980
Deposits		15,601
TOTAL ASSETS	$	722,599

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	97,005
Accrued expenses		6,321
Operating lease		9,980
TOTAL LIABILITIES		113,306
MEMBERS' EQUITY		609,293
TOTAL LIABILITIES & MEMBERS' EQUITY	$	722,599

The accompanying notes are an integral part of these financial statements.

GLOBAL CREDIT PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Credit Partners, LLC (a New Jersey limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges as well as the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Fixed Assets

Office furniture and equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets (generally five to seven years). Depreciation expense for 2019 is $323.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Prepaid expenses

Prepaid expenses on the statement of financial condition include: insurance, equipment rental, and Bloomberg fees and are amortized over their useful lives.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Recently Adopted Accounting Pronouncements

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. Accordingly, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company adopted this standard effective January 1, 2019. Application of the standard using the modified retrospective approach, had no material effect on the financial position, results of operations or related disclosures.

The Company is evaluating new accounting standards and will implement as required.

2. DEPOSIT WITH CLEARING ORGANIZATION

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of December 31, 2019 is $200,579.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

In accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") the Company recognizes revenue upon satisfaction of performance obligations by transferring control over goods or service to a customer.

Commissions:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

4. COMMISSIONS RECEIVABLE AND PAYABLE
Commissions receivable as of December 31, 2019 is $129,144. Management believes no reserve is necessary as all accounts receivable are current and are expected to be collectible.

The Company pays a portion of its commissions earned to its representatives. Commissions payable to representatives as of December 31, 2019 is $97,005.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $555,277, which was $548,389 in excess of its required net capital of $6,888. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

6. COMMITMENTS

Lease:
The Company has an obligation under an operating lease for office space with an initial non-cancelable term in excess of one year. On November 12, 2014, the Company entered into an amended lease agreement to extend the term of the lease for the period from March 1, 2015 through February 29, 2020. On January 16, 2020 the Company entered into an agreement to extend the lease term on a month-to-month basis commencing March 1, 2020. The agreement is cancellable by either party upon 60 days written notice. Due to the uncertainty inherent in the month-to-month agreements such payments are not included in the lease asset or liability reflected on the statement of financial condition.

The Company reported the following on the statement of financial condition as of December 31, 2019 with respect to the above-mentioned operating lease based on a discount rate (incremental borrowing rate) of 8%:

Operating lease right-of-use	$	9,980
Operating lease		9,980

The Company's rent expense for the year ended December 31, 2019 was $60,283.

Maturities of lease liabilities under the operating lease is as follows:

Year ending December 31		
2020	$	10,556
Thereafter		-
Total undiscounted lease payments	$	10,556
Less imputed interest		(576)
Total operating lease liability	$	9,980

7. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2019 the Company experienced no material net losses as result of the indemnity.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2020 the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.

GLOBAL CREDIT PARTNERS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

We, as members of management of Global Credit Partners, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

Global Credit Partners, LLC

 2/12/2020

Vincent Priolo, President